SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel receives another order for a 508XT acquisition system

Paris, France – 19 June 2014

CGG announced today that, in addition to the first two 508XT systems being delivered to the industry this month, Sercel has also sold a system to PanAmerican Geophysical* for delivery in July.

The Sercel 508XT is the latest addition to a long line of innovative Sercel systems. Its ground-breaking X-TechTM architecture allows it to combine the benefits of both cable and cable-free systems in a single platform.

Dave Pratt, Chairman, PanAmerican, said: “We are excited to be the first to deploy the 508XT in North America, having chosen the system based on its unique features which will allow us to achieve the highest levels of production while greatly reducing the number of batteries that need to be deployed and maintained. We know that we can also count on Sercel for the very best support in the field.”

Pascal Rouiller, CEO, Sercel, said: “This new sale is confirmation that the new paradigm being created by the 508XT is answering the needs of our clients. PanAmerican is a valued customer that is already familiar with our products and services. We look forward to working together with them now and in the future.”

*	PanAmerican Geophysical is an international geophysical contractor with operations worldwide and offices in the UK, Canada & Argentina.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 19th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP